Exhibit 4.64

Box Ships Inc.

July 18, 2012

Neige International Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Dear Mr. Bodouroglou:

Reference is made to the Share Purchase Agreement, dated June 12, 2012, between Box Ships Inc., a Marshall Islands corporation (the "Company") and Neige International Inc., a Marshall Islands corporation ("Neige International"), pursuant to which the Company issued and sold to Neige International 1,333,333 units, each unit consisting of one share of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, having the terms, rights, preferences and privileges set forth in the Statement of Designation of the Rights, Preferences and Privileges filed with the Registrar of Corporations of the Republic of the Marshall Islands as an amendment to the Company's Amended and Restated Articles of Incorporation and attached hereto as Exhibit A (the "Series B Preferred Shares") and one warrant to purchase one share of the Company's common stock, par value $0.01 per share, at a price of $28.875 per unit.

On July 18, 2012, the Company redeemed 692,641 of the Series B Preferred Shares issued to Neige International pursuant to the Share Purchase Agreement at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends. Following the redemption of the Series B Preferred Shares described above, the Company exchanged all of its issued and outstanding Series B Preferred Shares, consisting of 640,692 Series B Preferred Shares issued to Neige International pursuant to the Share Purchase Agreement, for an equivalent number of the Company's 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, having the terms, rights, preferences and privileges set forth in the Statement of Designation of the Rights, Preferences and Privileges filed with the Registrar of Corporations of the Republic of the Marshall Islands as an amendment to the Company's Amended and Restated Articles of Incorporation and attached hereto as Exhibit B, (the "Series  B-1 Preferred Shares"), issued to Neige International (the "Preferred Share Exchange").

In consideration for the agreement of Neige International to exchange all of its Series B Preferred Shares for Series B-1 Preferred Shares pursuant to the Preferred Share Exchange described above, the Company hereby covenants that it shall not redeem for cash any Series B-1 Preferred Shares held by the Purchaser prior to the earlier of (i) the later of April 30, 2012 or the maturity of the $30,000,000 loan agreement between the Company, as Borrower, and Paragon Shipping Inc., as Lender, dated May 27, 2011 (the "Paragon Shipping Loan") and (ii) the repayment of the Paragon Shipping Loan in full.

15, Karamanli Avenue, GR 166 73 Voula, Athens, Greece Phone: +30 210 8914600 • Fax: +30 210 8995088 • e-mail: info@box-ships.com • www.box-ships.com

Box Ships Inc.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

This letter agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which together shall constitute one and the same agreement.

[Signature Page to Follow]

15, Karamanli Avenue, GR 166 73 Voula, Athens, Greece Phone: +30 210 8914600 • Fax: +30 210 8995088 • e-mail: info@box-ships.com • www.box-ships.com

Box Ships Inc.

If the foregoing is in accordance with your understanding of the agreement between us, please indicate your approval by signing and returning a copy of this letter agreement to us.

Very truly yours,

BOX SHIPS INC.

By:	/s/ Robert Perri
Name:	Robert Perri
Title:	Chief Financial Officer

Acknowledged on this 18 day of July, 2012:

NEIGE INTERNATIONAL INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	President

15, Karamanli Avenue, GR 166 73 Voula, Athens, Greece Phone: +30 210 8914600 • Fax: +30 210 8995088 • e-mail: info@box-ships.com • www.box-ships.com